Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT OF PREMIUM INCOME
This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.
Reference is made to the Company’s announcement dated 27 August 2004.
Pursuant to the “Regulations regarding the Accounting Treatment of Insurance Contracts” issued by the Ministry of Finance, the accumulated premium income of the Company for the period from 1 January 2010 to 31 March 2010 was about RMB110.3 billion.
Pursuant to the requirements prior to the promulgation of the “Regulations regarding the Accounting Treatment of Insurance Contracts”, the accumulated premium income of the Company for the period from 1 January 2010 to 31 March 2010 was about RMB116.9 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.
The above information on premium income is unaudited.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 20 April 2010